Suite 400-570 Granville Street Vancouver, BC V6C 3P1 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of:	Robert Galletti
Direct Telephone:	(604) 648-1678
Email:	rgalletti@wlmlaw.ca
Our File No.	11006-1

September 13, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Rufus Decker
Accounting Branch Chief

Dear Sirs:

Re:	Biologix Hair, Inc. ("the Company")
Form 10-K for the Year Ended December 31, 2012
Filed April 16, 2013
Form 8-K
Filed January 14, 2013
File No. 0-54882

We are the solicitors for the Company.  We refer to your letters to the Company dated August 1 and August 29, 2013 regarding the above referenced filings.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the Year Ended December 31, 2012

General

1.
We note that you have omitted to check a box on the cover page indicating whether you have submitted electronically and posted on your corporate Website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Please confirm that you will mark the appropriate box in all future periodic filings as required.

Response:  On August 2, 2013 the Company filed Certification and Notice of Termination of Registration under Section 12(g) of the 1934 Act.  Nevertheless, the Company confirms that it will make the appropriate Rule 405 of Regulation S-T disclosure and mark the appropriate box in all future periodic filings, as applicable.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Sales, Marketing and Distribution, page 18

2.
We note disclosure on your corporate website that you have entered into contracts with clinicians in 37 countries and that 276 licensed medical clinics have signed contractual reservations to become certified Biologix Hair Therapy Centers. In future filings, please disclose the existence of your clinician and medical clinic contracts and discuss the material terms thereof. If the foregoing agreements are material to your business, please file them as exhibits per Item 601(b)(10) of Regulation S-K.

Response:  The Company confirms that it will disclose the existence and material terms of its clinician and medical clinic contract in all future periodic filings, as applicable.  The Company confirms that the contracts in question do not entail financial commitments of any kind and have not to date been material to its business.

Government Regulations, page 20

3.
We note your disclosure of the pharmaceutical regulatory regimes, including the IND process with the FDA and the CTD process in the European Union. Your disclosure of the regulatory regime and government regulations is overly generic. In future filings, in addition to disclosing the general regulatory regime which governs the pharmaceutical industry, clinical trials and new drug manufacturing and marketing, please clearly explain your company's current status with respect to the regulatory approval process (e.g., has the company submitted any applications, including clinical trial applications, to applicable regulatory agencies in the United States, European Union or elsewhere; what stage in the application process is your company currently in; in what phase of clinical trials are your products). Please also disclose what are the estimated costs and timeframes associated with the various applications, trials and compliance with regulatory controls.

Response:  The Company confirms that it will make the requested disclosure in all future periodic filings, as applicable.

Employees, page 24

4.
We note your disclosure on page 24 that Ronald Holland, your chief executive officer, president and director, provides his service to your company without remuneration. We also note your disclosure on page 53 that Mr. Holland received $259,197 in total compensation in fiscal year 2012, including $20,000 as salary. In future filings, please include narrative disclosure to your Summary Compensation Table that clearly explains Mr. Holland's compensation. Please also provide us supplementally with disclosure that is responsive to this comment for fiscal year 2012, including a description of the services for which he was compensated and the nature of Mr. Holland's "all other compensation."

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response:  The Company confirms that it will make the requested disclosure in all future periodic filings, as applicable.  Mr. Holland’s compensation during fiscal 2012 consisted of $20,000 in salary ($5,000 per month from September 2012 through December 2012), $169,334 in stock option awards, approximately $40,131 in management consulting fees (approximately $5,000 per month from January 2012 through August 2012) and approximately $29,742 in moving & rent allowance and taxable incidental expenses.   The Company advises that Mr. Holland’s services consisted of management consulting services, including strategic corporate and financial planning, and management of the overall business operations of the Company.  Mr. Holland provided an average of 55 hours per week of services during fiscal 2012.  His services were provided on a consulting basis from January 2012 through August 2012, whereafter he was engaged on an employment basis.

Management's Discussion and Analysis of Financial Condition, page 36

5.
We note that your MD&A section is overly brief and does not present all of the information required under Item 303 of Regulation S-K. In future filings, you should provide more analysis of the disclosure you are currently providing. For example, discuss the reasons for the increases or decreases in operating expenses and address the material changes in line items under the "Expenses" section, including general and administrative, professional fees and in-process research and development. As one example only, we note a material increase in your operating expenses from 2011 to 2012 due in part to material increases in G&A expenses and in-process research and development expenses. Rather than simply repeat information that is contained in the financial statements, you should provide an analysis and narrative disclosure throughout your MD&A section so that investors understand the company's business model and future plans in the context of the financial information provided in this section. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04. Please provide us supplementally with sample disclosure revised in response to this comment.

Response:   The Company confirms that it will make the requested disclosure in all future periodic filings, as applicable.  We have included the sample disclosure requested in this comment in Appendix “A” to this response.

Liquidity and Financial Condition, page 37

6.
We remind you that Item 303(a)(1) of Regulation S-K requires disclosure of known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the registrant's liquidity increasing or decreasing in any way. For example, we note that you provide little discussion of cash flows used in operating activities or investing activities. In this regard, we note that there were material changes in several working capital items, but you have not disclosed why these changes occurred. When preparing the discussion and analysis of cash flows, and your liquidity discussion in general, you should address material changes in the underlying drivers that affect your cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect cash flows. Please tell us how you considered the guidance in SEC Release 33-8350 and please confirm that you will revise your liquidity discussion in future filings. We also refer you to SEC Releases 33-8065 and 33-9144. Please provide us supplementally with sample disclosure revised in response to this comment.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response:   The Company confirms that it will make the requested disclosure in all future periodic filings, as applicable.  The requested supplemental disclosure is provided in Appendix “B” to this response.

Inflation, page 38

7.
We note your disclosure that "management will closely monitor the price change in travel industry . . . ." [emphasis added] Please explain your reference to the travel industry or please confirm in future filings that you will revise your disclosure to remove this reference.

Response:  The reference to the travel industry was a clerical error.  The Company confirms that it will amend the disclosure as requested in all future periodic filings, as applicable.

Cash Requirements, page 39

8.
We note your disclosure that you will require "additional funds of approximately $9,000,000 to implement our growth strategy." In future filings, please clearly state whether or not you have any formal commitments or arrangements for additional equity or debt financings, both short-term and long-term. Please also clarify your monthly cash burn rate and how long your current cash on hand will allow you to maintain your basic operations.

Response:  The Company confirms that it will make the requested disclosure in all future periodic filings, as applicable.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 5	CORPORATE AND SECURITIES LAWYERS

Directors, Executive Officers and Corporate Governance, page 48

9.
In future filings, please revise your disclosure to clearly state each of your officer's and director's principal employment and the name and principal business of his or employer during the past five years. For example, there is no description of Mr. Holland's employment in the five years immediately prior to his appointment on January 9, 2013. See Item 401(e) of Regulation S-K.

Response:   The Company confirms that it will make the requested disclosure in all future periodic filings, as applicable.

10.
Please confirm in future filings that you will specifically discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about his or her particular areas of expertise or other relevant qualifications. For example, you note why you believe that each of Ms. Roberts and Mr. Holland is qualified to sit on your board, but you do not include similar disclosure for Mr. Castresana or Mr. McDermott. See Item 401(e) of Regulation S-K.

Response:   The Company confirms that it will make the requested disclosure in all future periodic filings, as applicable.

11.	We note your inclusion of a quotation from Ms. Matthews on page 50. In future filings, please remove such disclosure or explain to us how such disclosure complies with Item 401(e) of Regulation S-K.

Response:   The Company confirms that it will amend the disclosure as requested in all future periodic filings, as applicable.

Audit Committee Financial Expert, page 52

12.	In future filings, please confirm that you will revise your disclosure to remove any reference to your "sole director" as this appears inaccurate given the composition of your board of directors.

Response:   The Company confirms that it will amend the disclosure as requested in all future periodic filings, as applicable.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Certain Relationships and Related Transactions, and Director Independence, page 56

13.
In future filings, please provide the information required by Item 407(a) of Regulation S-K. Please also show us supplementally what your disclosure would have looked like in your 2012 10-K in response to this comment.

Response:   The Company confirms that it will make the requested disclosure in all future periodic filings, as applicable.  A sample of the requested supplemental disclosure is included in Appendix “C” to this letter.

Form 8-K filed on January 14, 2013

14.
As a result of your reverse merger on January 9, 2013, it appears that you have had a change in accountant. Please tell us how you have complied with the disclosure requirements of Item 304 of Regulation S-K regarding your change in accountant.

Response:   The Company intends to promptly file the required Item 304 disclosure in an amended 8-K.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ Robert Galletti
Robert Galletti

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Appendix “A”

Sample Management's Discussion and Analysis of Financial Condition
(Results of Operation and Expenses)

Results of Operations for the Year ended December 31, 2012 and Period From Inception on October 4, 2011 through December 31, 2012

The following summary of our results of operations should be read in conjunction with our audited consolidated financial statements for the periods ended December 31, 2012 and December 31, 2011.

Our operating results for the years ended December 31, 2012 and December 31, 2011 and for the period from October 4, 2011 (date of inception) to December 31, 2012 are summarized as follows:

	Year Ended	Year Ended	Cumulative from inception October 4, 2011 to,
	December 31,	December 31,	December 31,
	2012	2011	2012

Operating Expenses	$25,602,232	$131,371	$25,733,603
Other Comprehensive Income	$6,087	$-	$6,087
Deferred income tax recovery	234,388	-	234,388
Comprehensive Loss for the Period	$(25,361,757)	$(131,371)	$(25,493,128)

We generated no revenue for the years ended December 31, 2012 and December 31, 2011.  Our operating expenses during fiscal 2012 were $25,602,232 compared to $131,371 for fiscal 2011 representing an increase of $25,470,861.  The increase in operating expenses is primarily attributable to our expensing of $18,679,530 paid for the acquisition in fiscal 2012 of the intellectual property underlying Biologix Revive TM and the Biologix Hair Therapy System TM In accordance with ASC 730-10, we account for our intellectual property acquisition costs as expenses until such time as our use of the intellectual property is not subject to further research & development or regulatory approval.  Please refer to Note 2 (b) of our consolidated financial statement included in this report.   Our increase in operating expenses is also attributable to $4,407,000 increase in our general and administrative expenses during fiscal 2012 from the previous year.  A more detailed discussion of our general and administrative expenses is presented below.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Expenses

Our operating expenses for the years ended December 31, 2012 and December 31, 2011 and for the period from October 4, 2011 (date of inception) to December 31, 2012 are outlined in the table below:

	Year Ended	Year Ended	Cumulative from inception October 4, 2011 to,
	December 31,	December 31,	December 31,
	2012	2011	2012

General and administrative	$4,512,753	$105,753	$4,618,506
Professional fees	$258,993	$25,618	$284,611
In-Process Research and Development	18,679,530		18,679,530

Interest expense	$2,150,956	$-	$2,150,956

Our general and administrative expenses include bank charges, consulting and management fees, clinical research and reformulation costs, foreign exchange costs, insurance costs , marketing and sales promotion costs, office and administrative costs (telecommunications, office supply), rent, royalty payments, stock based compensation, transfer agent fees, travel expense, wages and benefits, warehousing and distribution costs, and website costs.

Our general & administrative expenses increased by $4,407,000 during fiscal 2012 as compared to fiscal 2011.  This increase is attributable primarily to the following expenses:

•	$1,019,983 incurred in respect of clinical research and reformulation costs pursuant to our research and development agreement with BIT&GY (compared to $0 fiscal 2011);

•	$793,566 in consulting and management fees attributable to (compared to $62,500 in 2011, representing an increase of $731,066 );

•	$962,528 in stock based compensation (compared to $0 in fiscal 2011); and

•
$2,150,956 in interest expense (compared to $0 in 2011) incurred in relation to various promissory and convertible promissory notes, including our convertible grid promissory note (approximately $9,272,102 due as at December 31, 2012) issued to Hair Research and Science Est. in connection with our purchase of the intellectual property underlying Biologix Revive TM and the Biologix Hair Therapy System T.

Please refer to Note 2(b) of our consolidated financial statements for a detailed description of our intellectual property acquisition. Please refer to Note 7 of our consolidated financial statements for a detailed discussion of all outstanding promissory and convertible promissory notes.

The overall increase in our general and administrative expenses resulted from the general acceleration of our operations during fiscal 2012, including the establishment of our corporate offices, the increase in the number of directors on our board of directors, the increase in our number of consultants and employees, and the initiation of our research, development, sales and marketing activities.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Appendix “B”

Sample Discussion of Liquidity and Financial Condition

Liquidity and Financial Condition

Working Capital
	December 31, 2012	December 31, 2011

Current Assets	$384,070	$1,581,225
Current Liabilities	$8,217,960	$1,417,606
Working Capital (deficit)	$(7,833,890)	$163,619

Cash Flows
	Year Ended December 31,	Year Ended December 31,	Cumulative from inception October 4, 2011 to Year Ended December 31,
	2012	2011	2012

Net Cash Provided by (Used in) Operating Activities	$(3,541,025)	$(664,504)	$(4,205,529)
Net Cash Provided by Financing Activities	$5,890,000	$927,600	$6,817,600
Net Cash Provided by (Used in) Investing Activities	$(2,509,724)	$(44,680)	$(2,554,404)
Currency translation adjustment	6,088		6,088
Increase (Decrease) in Cash during the Period	$(154,661)	$218,416	$63,755
Cash and Cash Equivalents, End of Period	$63,755	$218,456	$63,755

We have a working capital deficit of $7,833,890 as of December 31, 2013 compared to our working capital deficit of $163, 619 as at December 31, 2011, representing an increase in our working capital deficit of $7,670,271.

As of December 31, 2012, we had total current assets of $384,070 compared to our current assets of $1,581,225 as at December 31, 2011, representing a decrease of 1,197,155 which resulted primarily from the expensing in 2012 of $1,000,000 in intellectual property acquisition costs incurred during fiscal 2011.  As at December 31, 2011, we had not yet completed the full due diligence review of the Biologix Revive TM and the Biologix Hair Therapy System TM and therefore recorded the $1,000,000 in acquisition costs as prepaid expense.   As at December 31, 2012 our current assets consist primarily of prepaid expenses of $250,682 ($312,929 in 2011), cash and cash equivalents of $63,755 ($218,416 in 2011), and taxes receivable of $69,633 ($49,880 in 2011).

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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As at December 31, 2013 we had current liabilities of $8,271,960, representing an increase of $6,800,354 from our current liabilities of $1,417,606 as at December 31, 2011.  This increase resulted primarily from $7,604,595 in mature liabilities payable as at December 31, 2012 in respect of promissory and convertible promissory notes, compared to $400,000 payable in respect of such notes as at December 31, 2011.

We used $3,541,025 in cash for operating activities for the year ended December 31, 2012 compared with $664,504 for the same period in 2011, representing an increase of $2,876,521.

Cash provided by financing activities for the year ended December 31, 2012 was $5,890,000 compared to $927,600 for the same period in 2011, representing an increase in the proceeds of financing of $4,962,400.  Proceeds of financing during fiscal 2012 consisted of $4, 640,000 from the issuance of common stock ($100 in 2011) and $1,250,000 raised by the issuance of a note payable ($400,000 in 2011).

Cash used in investing activities for the year ended December 31, 2012 $2,509,724 compared to $44,680 for the same period in 2011, representing an increase of $2,465,044.  Cash used in investing activities consisted primarily of $2,192,569 paid in relation to our acquisition of Biologix Hair Science Ltd., $237,888 in relation  to the purchase of equipment ($7,830 in 2011), and $81,995 in development costs ($36,850 in 2011).

As at December 31, 2012 and as at the date of this report, we have insufficient cash to operate our business through fiscal 2013 at our current burn rate and we have insufficient cash to achieve our business goals. The success of our business plan beyond the next 12 months is contingent upon us obtaining additional financing. We intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Appendix C

Sample Disclosure for Item 407(a) of Regulation S-K

Director Independence

Our securities are quoted on the Over the Counter markets which do not have any director independence requirements.  However we have adopted the independence guidelines maintained by the NASDAQ Stock Market as contained in the NASDAQ Marketplace Rules. These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with our company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

We currently act with four directors, Ronald Holland, Lilia Roberts, Diego Castresana, and Thomas McDermott. As at the date of this report we have not made any determination as to whether any of our directors is an “independent director” as defined in NASDAQ Marketplace Rule 4200(a)(15).

We do not have a separately designated audit, compensation or nominating committee. Our entire board of directors currently acts in such capacities and is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors.  We have not made any determination as to whether any of our directors is an “independent director” as defined in the NASDAQ Marketplace Rules with respect to the independence requirements applicable to separately designated compensation, nominating, or audit committees.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.